PRESS RELEASE

August 15, 2005
FOR IMMEDIATE RELEASE

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Canadian Zinc Reports Half Yearly Results

Canadian Zinc Corporation (“TSX-CZN”) reports its financial results for the quarter and half year ended June 30, 2005.  The financial statements, together with Management’s Discussion and Analysis may be accessed under the Companies Profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com

Canadian Zinc reports that for the quarter and half year ended June 30, 2005 it recorded a loss of $159,896 and $1,746,226, respectively, compared to losses of $136,391 and $384,835, respectively, in the same period in 2004.  Included in the loss for the first half of 2005 was an expense of $1,241,000 in respect of stock based compensation arising on the issue during the first quarter of options under the Company’s Stock Option Plan.

Canadian Zinc continues in a strong, debt free financial condition.  At June 30 the Company’s cash position was $12,016,227.  During the first half of 2005 the Company generated $233,288 from the exercise of share purchase warrants.

During the first half of 2005 Canadian Zinc was mainly engaged in mine planning studies, metallurgical studies and permitting activities.  The Prairie Creek mine site was re-opened in mid-May and various care and maintenance activities commenced.   Supplementary to this activity, planning was also conducted on site to construct a water treatment plant and polishing pond near the entrance to the lower underground level.  Further metallurgical studies are also being undertaken and additional engineering studies were completed on the site and associated with the access road.

An important development during the period was the decision of the Supreme Court of the Northwest Territories handed down on May 6, 2005 that, in accordance with the provisions of the Mackenzie Valley Resource Management Act, the Company’s application for a Land Use Permit for use of the existing winter road which connects the Prairie Creek mine with the Liard Highway is exempt from environmental assessment.

Plans for the remainder of 2005 include continuing the Company’s exploration program on Prairie Creek.  At the same time ongoing technical and metallurgical studies will be carried out to advance the project towards commercial production.  Expenditures on exploration and development are expected to increase for the remainder of 2005 following the reopening in May of the Prairie Creek mine site.  The Company will also continue with its permitting activities and expects later in the year to file an application for the Land Use Permit and Water License for commercial operation of the Prairie Creek mine.

The Company has also undertaken the review of a number of other new mining investment opportunities and this activity will continue throughout the remainder of 2005.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	Vice President Exploration &Chief Operating Officer
(416) 362- 6686	(604) 688- 2001

A more extensive description of the Company’s activities is available on the Company’s web site at  www.canadianzinc.com

Suite 1710, 650 West Georgia Street, PO Box 11644 Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 201 – 347 Bay Street, Toronto, ON M5H 2R7 Tel: (416) 362-6686 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com,   Website:  www.canadianzinc.com